PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(5)
(To Prospectus dated July 11, 2019 and Prospectus Supplement dated March 4, 2020)	Registration No. 333-232614

$250,000 of Common Stock

Pursuant to this prospectus supplement, the accompanying prospectus supplement and the accompanying base prospectus, we are offering $250,000 of our common stock to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“YA”) at a price to be determined pursuant to our previously announced Standby Equity Purchase Agreement dated February 27, 2020 with YA (the “SEDA”). The total purchase price and proceeds we will receive from the sale of the shares is $250,000. We will initially issue 173,611 shares of our common stock to YA. Upon the settlement of the related advance notice, in the event that the per share net settlement purchase price is greater than $1.44 per share, YA shall remit to us an aggregate cash amount equal to the 173,611 shares multiplied by the difference between the net settlement purchase price and $1.44 per share or in the event that the per share net settlement purchase price is less than $1.44 per share, we shall issue to YA additional shares of our common stock equal to the difference between the number of shares issuable at the lower net settlement purchase price and the 173,611 shares of common stock initially issued.

We expect to issue the shares to YA on June 23, 2020 and any additional shares issuable to YA on or about June 30, 2020.

In addition to our issuance of common shares to YA pursuant to the SEDA, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of those shares by YA to the public. Though we have been advised by YA, and YA represents in the SEDA, that YA is purchasing the shares for its own account, for investment purposes, and without any view or intention to distribute such shares in violation of the Securities Act or any other applicable securities laws, YA may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Our common stock is quoted on the OTCQB under the symbol “KULR.” On June 22, 2020, the closing sale price of our common stock quoted on the OTCQB was $2.54.

After giving effect to the issuance described in this prospectus supplement, YA has purchased an aggregate of 421,197 shares of our common stock under the SEDA at an aggregate purchase price of $526,000.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read carefully the discussion of material risks of investing in our common stock under the heading “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement and in the documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 23, 2020.

The Offering

Common stock being offered	173,611* shares of common stock of KULR Technology Group, Inc.

Purchaser	YA II PN, Ltd. pursuant to the Standby Equity Distribution dated February 27, 2020

Purchase Price	$1.44*

Proceeds	$250,000*

Use of proceeds	We intend to use the net proceeds of this offering for general corporate and working capital purposes, including the repayment of any outstanding debt.

Market for our common stock	Our common stock is quoted on the OTCQB under the symbol “KULR.”

* Upon the settlement of the related advance notice, in the event that the per share net settlement purchase price is greater than $1.44 per share, YA shall remit to us an aggregate cash amount equal to the 173,611 shares multiplied by the difference between the net settlement purchase price and $1.44 per share or, in the event that the per share net settlement purchase price is less than $1.44 per share, we shall issue to YA additional shares of our common stock equal to the difference between the number of shares issuable at the lower net settlement purchase price and the 173,611 shares of common stock initially issued.